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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (e), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. 6)(1)

                            Forrester Research, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 per value per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    34653109
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [X]  Rule 13d-1(d)

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         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

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CUSIP No. 34653109                     13G                     Page 2 of 5 Pages
------------------                                             -----------------

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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George F. Colony
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)     [ ]

                                                                     (b)     [ ]
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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts
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                     5.   SOLE VOTING POWER
                               8,007,840 shares**
    NUMBER OF     --------------------------------------------------------------
     SHARES          6.   SHARED VOTING POWER
   BENEFICIALLY                1,580 shares**
    OWNED BY      --------------------------------------------------------------
      EACH           7.   SOLE DISPOSITIVE POWER
    REPORTING                  8,007,840 shares**
     PERSON       --------------------------------------------------------------
      WITH           8.   SHARED DISPOSITIVE POWER
                               1,580 shares**
--------------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,009,420 shares**
--------------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
   11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               35.6%
--------------------------------------------------------------------------------
   12.   TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         **Mr. Colony is the direct owner of 8,007,840 and the indirect owner of 1,580 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company"). The 1,580 shares of Common Stock indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

                               Page 2 of 5 Pages

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SCHEDULE 13G

Item 1(a)      Name of Issuer:
                         Forrester Research, Inc.

     1(b)      Address of Issuer's Principal Executive Offices:
                         400 Technology Square
                         Cambridge, MA 02139

Item 2(a)      Name of Person Filing:
                         George F. Colony

     2(b)      Address of Principal Business Office or, if none, Residence:
                         c/o Forrester Research, Inc.
                         400 Technology Square
                         Cambridge, MA 02139

     2(c)      Citizenship:
                         Massachusetts

     2(d)      Title of Class of Securities:
                         Common Stock, $0.01 per value per share

     2(e)      CUSIP Number:
                         34653109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
                         Not applicable

Item 4         Ownership:

     4(a)      Amount beneficially owned:
                         8,009,420 shares**

     4(b)      Percent of Class:
                         35.6%

     4(c)      Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:
                         8,007,840 shares**

               (ii) shared power to vote or to direct the vote:
                         1,580 shares**

                               Page 3 of 5 Pages

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               (iii) sole power to dispose or to direct the disposition of:
                         8,007,840 shares**

               (iv) shared power to dispose or to direct the disposition of:
                         1,580 shares**

Item 5         Ownership of Five Percent or Less of a Class:
                         Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
                         Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:
                         Not Applicable.

Item 8         Identification and Classification of Members of the Group:
                         Not Applicable.

Item 9         Notice of Dissolution of Group:
                         Not Applicable.

Item 10        Certification:
                         Not Applicable.

**Mr. Colony is the direct owner of 8,007,840 and the indirect owner of 1,580 shares of common stock, par value $.01 per share (the "Common Stock"), of Forrester Research, Inc. (the "Company"). The 1,580 shares of Common Stock indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

                               Page 4 of 5 Pages

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         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                By: /s/ George F. Colony
                                                    ----------------------------
                                                    Name: George F. Colony

February 13, 2004

                               Page 5 of 5 Pages